UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Angel Oak Mortgage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03464Y108

(CUSIP Number)

December 31, 2021

(Date Of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03464Y108	13G	Page 2 of 12

(1)	Names of reporting persons Morgan Stanley
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,172,061
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,172,061

(9)	Aggregate amount beneficially owned by each reporting person 5,172,061
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 20.4%*
(12)	Type of reporting person (see instructions) HC, CO

*	See Item 4.

CUSIP No. 03464Y108	13G	Page 3 of 12

(1)	Names of reporting persons NHTV Atlanta Holdings LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,172,061
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,172,061

(9)	Aggregate amount beneficially owned by each reporting person 5,172,061
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 20.4%*
(12)	Type of reporting person (see instructions) PN

*	See Item 4.

CUSIP No. 03464Y108	13G	Page 4 of 12

(1)	Names of reporting persons MS Tactical Value Fund GP Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,172,061
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,172,061

(9)	Aggregate amount beneficially owned by each reporting person 5,172,061
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 20.4%*
(12)	Type of reporting person (see instructions) CO

*	See Item 4.

CUSIP No. 03464Y108	13G	Page 5 of 12

(1)	Names of reporting persons MS Tactical Value Fund GP LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,172,061
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,172,061

(9)	Aggregate amount beneficially owned by each reporting person 5,172,061
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 20.4%*
(12)	Type of reporting person (see instructions) PN

*	See Item 4.

CUSIP No. 03464Y108	13G	Page 6 of 12

(1)	Names of reporting persons North Haven Tactical Value Fund LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,172,061
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,172,061

(9)	Aggregate amount beneficially owned by each reporting person 5,172,061
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 20.4%*
(12)	Type of reporting person (see instructions) PN

*	See Item 4.

CUSIP No. 03464Y108	13G	Page 7 of 12

(1)	Names of reporting persons Project Atlanta GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,172,061
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,172,061

(9)	Aggregate amount beneficially owned by each reporting person 5,172,061
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 20.4%*
(12)	Type of reporting person (see instructions) OO

*	See Item 4.

CUSIP No. 03464Y108	13G	Page 8 of 12

Item 1. (a) Name of Issuer:

Angel Oak Mortgage, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

3344 Peachtree Road NE

Suite 1725

Atlanta, GA 30326

United States of America

Item 2. (a) Name of Person Filing:

NHTV Atlanta Holdings LP

MS Tactical Value Fund GP Inc.

MS Tactical Value Fund GP LP

North Haven Tactical Value Fund LP

Project Atlanta GP LLC

Morgan Stanley

(collectively, the “Reporting Persons”)

(b) Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the reporting persons is 1585 Broadway New York, NY 10036.

(c) Citizenship:

See Item 4 on the cover page(s) hereto.

(d) Title of Class of Securities:

Common stock, $0.01 par value (the “Common Stock”)

(e) CUSIP Number:

03464Y108

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with Sections 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

CUSIP No. 03464Y108	13G	Page 9 of 12

(g) ☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with sections 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with sections 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable

Item 4. Ownership

(a) Amount beneficially owned:

See the response(s) to Item 9 on the attached cover page(s).

(b) Percent of Class:

See the response(s) to Item 11 on the attached cover page(s). Calculated based on 25,332,030 shares of Common Stock outstanding as of November 15, 2021, as reported by the Issuer in its amended quarterly report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2021.

The Issuer reported 24,936,750 shares of Common Stock outstanding as of August 12, 2022 in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2022, filed with the Commission on August 12, 2022. Calculated based on 24,936,750 shares of Common Stock outstanding, each of the Reporting Persons beneficially owns 20.7% of the relevant class of securities.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See the response(s) to Item 8 on the attached cover page(s).

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. 03464Y108	13G	Page 10 of 12

Item 7. Identification and Classification of the Subsidiaries and Individual that Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit 99.1.

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not Applicable

*

In Accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

CUSIP No. 03464Y108	13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2022

MORGAN STANLEY

By:	/s/ Mustufa Salehbhai
Name: Mustufa Salehbhai
Title: Managing Director

NHTV ATLANTA HOLDINGS LP

By: Project Atlanta GP LLC, its general partner
By: North Haven Tactical Value LP, its managing member
By: MS Tactical Value Fund GP LP, its general partner
By: MS Tactical Value Fund GP Inc., its general partner

By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President of MS Tactical Value Fund GP Inc.

MS TACTICAL VALUE FUND GP INC.

By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President of MS Tactical Value Fund GP Inc.

MS TACTICAL VALUE FUND GP LP

By: MS Tactical Value Fund GP Inc., its general partner

By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President of MS Tactical Value Fund GP Inc.

NORTH HAVEN TACTICAL VALUE FUND LP

By: MS Tactical Value Fund GP LP, its general partner
By:MS Tactical Value Fund GP Inc., its general partner

By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President of MS Tactical Value Fund GP Inc.

PROJECT ATLANTA GP LLC

By: North Haven Tactical Value LP, its managing member
By: MS Tactical Value Fund GP LP, its general partner
By: MS Tactical Value Fund GP Inc., its general partner

By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President of MS Tactical Value Fund GP Inc.

CUSIP No. 03464Y108	13G	Page 12 of 12

EXHIBIT NO.	EXHIBIT

99.1	Identification of the Subsidiary that Acquired the Common Stock of the Issuer

99.2	Joint Filing Agreement